Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Retina Technologies, Inc.
50 E 98th St #11C-1
New York, NY 10029
https://www.retina-technologies.com/

Up to $1,069,997.76 in Common Stock at $2.34
Minimum Target Amount: $9,998.82

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Retina Technologies, Inc.
Address: 50 E 98th St #11C-1, New York, NY 10029
State of Incorporation: DE
Date Incorporated: September 17, 2019

Terms:

Equity

Offering Minimum: $9,998.82 | 4,273 shares of Common Stock
Offering Maximum: $1,069,997.76 | 457,264 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.34
Minimum Investment Amount (per investor): $234.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$2,500+

Receive 10% bonus shares

$5,000+

Receive 15% bonus shares

$10,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Retina Technologies will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.34 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $234. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Retina Technologies is a medical device company focused on developing portable digital hardware and software technologies for vision testing that will be affordable for communities of all demographics. Our digital vision screening platform is designed for modularity and scale to take advantage of both current and future vision technologies. OcuVue is composed of a centralized head mount designed to dock and interface with our proprietary vision testing modules that can easily and quickly test and assess the many different aspects of vision.

Our current efforts are focused on a virtual reality (VR) module for visual function testing and a retinal camera module for the detection of physical abnormalities of the retina. Cloud-based machine learning algorithms then analyze a range of multi-dimensional data from these modules for more accurate identification of both early and late-stage vision abnormalities and can provide referrals to specialists, such as ophthalmologists and neurologists, for further diagnostics and treatments. OcuVue has been designed to integrate smoothly into primary care and vision specialist workflows as well as in remote locations and telemedicine without the need for skilled training needed for most advanced vision testing equipment in use today.

The team has applied for an international utility patent (PCT) on April 15, 2021, through the Mount Sinai Health System for exclusive licensing to the Company. In addition to this, Retina Technologies has intentions of filing several utility and design provisional patents independently or as part of our ongoing licensing agreement with Mount Sinai (see Risk Factors section) in the near future. The company has also filed several trademarks on the company name, symbol, and product names, and holds several trade secrets for virtual reality examinations.

The company has no parents, subsidiaries, or other entities related to it. Retina Technologies, Inc. was initially organized as Retina Technologies, LLC, a Delaware limited liability company on October 19, 2018, and converted to a DE C-corporation on September 17, 2019.

Competitors and Industry

The vision diagnostics and screening industry is saturated with point solutions. Products tend to focus on one aspect of vision, such as handheld cameras for retinal photography and do not integrate well into the existing clinic or hospital data infrastructure.

Competitors: Competitors currently providing virtual reality technologies for functional testing include Olleyes, Virtualfield.io, and M2S. Companies currently providing portable retinal cameras include Remidio, Welch Allyn, Zeiss, and Volk. Ophthalmic machine learning companies include EyeNuk, Digital Diagnostics, RetinAI, and Altris. No company to our knowledge has commercialized a digital hardware-software platform that provides an easy-to-use, end-to-end solution and encompasses these core pillars of vision testing.

Industry: The global ophthalmology diagnostics tools market is worth approximately $2.7 billion and growing at a CAGR of 5.4% (Future Market Insights). The US eye examinations market is currently worth over $5 billion (Vision Monday). OcuVue uniquely targets both markets.

Current Stage and Roadmap

The company is currently at the pre-revenue, prototype development stage of our modular ophthalmic digital vision testing and screening solution, OcuVue.

New York Eye & Ear Infirmary of Mount Sinai and Retina Technologies recently completed a pilot clinical trial using a VR test for the measurement of artificial ptosis correction, and a second larger trial that is disease agnostic is well underway. Retina Technologies has completed a modular prototype with functional VR capabilities, and the next phase will be to complete the tolerancing of our in-silico design of the retina camera and to manufacture a physical prototype that can provide clinical trial level feedback. The Company has also developed preliminary machine learning algorithms for the detection of diabetic retinopathy. The Company has begun the medical workflow integration process of IT, billing systems and overall data integration with healthcare information systems including (and not limited to), electronic medical records (EMR), financial systems, and picture archive and communication systems.

Progress in the near future includes continuing to build unique hardware solutions within each module and the head harness to improve user experience and our IP position. The team is also preparing to continue the development of machine learning algorithms that detect broader retinal abnormalities for the identification of a larger set of diseases, using a dataset from Mount Sinai.

The Team

Officers and Directors

Name: Randal Alexander Serafini

Randal Alexander Serafini's current primary role is with Icahn School of Medicine at Mount Sinai. Randal Alexander Serafini currently services 35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Responsible for internal relationship with the Mount Sinai Health System, preparation of intellectual property filings, overarching execution of clinical trial validations and publication preparation, grant applications, and assisting with capital raises and product development strategies. Randal currently does not receive a salary and will continue to not take a salary as a result of primary employment at the Mount Sinai Health System.

- **Position:** President
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Continued co-founder board member and broad company

supervision. Tasked with working closely with the company's C-suite to ensure a consistent, logical, and strategic vision for the company at all times, which he executes as part of the board.

Other business experience in the past three years:

- **Employer:** Icahn School of Medicine at Mount Sinai
  Title: Graduate Researcher
  Dates of Service: July 04, 2018 - Present
  Responsibilities: Randal is an MD/PhD candidate at Mount Sinai in New York. Currently in his PhD, his work entails molecular and behavioral research in the field of sensory neuroscience.

Other business experience in the past three years:

- **Employer:** MatrixMed, Inc.
  Title: Scientific Advisor
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Randal co-founded MatrixMed and now advises the company on IP strategies, experimental design, capital raise planning, and pipeline direction.

Other business experience in the past three years:

- **Employer:** Seeking Alpha Ltd
  Title: Exclusive Contributor
  Dates of Service: June 01, 2018 - March 11, 2021
  Responsibilities: Writing articles that provide an investment thesis on biotechnology companies.

Other business experience in the past three years:

- **Employer:** BiopharmIQ (Formerly AMP Biotech Research)
  Title: Equity Consultant
  Dates of Service: January 01, 2018 - May 01, 2020
  Responsibilities: Operations/financial data acquisition and analysis on publicly traded biotechnology companies.

Name: Claudio Randal Serafini

Claudio Randal Serafini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Major responsibilities include the overarching management, delivery, and sustained growth of RetTech's innovative vision testing platform. This includes securing the necessary funding to build a full-time, high-performance organization that can successfully develop our technology/product roadmap into a fully integrated, customer-ready vision testing platform, and establish a cross-functional team to both engage and provide on-going support for a full range of healthcare providers to generate sustained, highly profitable, recurring revenue growth. Furthermore, Randy manages business relationship with Mount Sinai Health System, including licensing documentation and investments. Claudio is currently not taking a salary to maximize the viability of the company, although salary disbursement will commence after a successful Regulatory CF round.

Other business experience in the past three years:

- **Employer:** HP Enterprise
  Title: Global Product Marketing Manager, AI/ML Enterprise Storage
  Dates of Service: November 01, 2018 - October 15, 2019
  Responsibilities: HPE is a Fortune 500 enterprise technology infrastructure company that acquired Nimble Storage which represented the next generation of intelligent, enterprise flash/hybrid storage. It delivered a radically new support and storage management experience through the use of advanced predicative analytics, machine learning (ML), and automation for enterprise-class customers both large and small. As Global Product Marketing Lead, his responsibilities were to work closely with global, cross-function teams to develop and execute innovative and highly competitive go-to-market (GTM) strategies that positioned and highlighted Nimble and HPE as the leader in the next generation of advanced AI/ML based storage.

Other business experience in the past three years:

- **Employer:** Serafini Consulting
  Title: Principal Owner
  Dates of Service: November 01, 2019 - December 01, 2020
  Responsibilities: Management consulting for early-stage technology companies.

Name: Sumeet Murarka

Sumeet Murarka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer

Dates of Service: January 01, 2021 - Present
Responsibilities: Sumeet currently oversees and spearheads the planning and deployment of resources including the building of a strong engineering team and strategic vendor management required to successfully deliver our vision testing platform from concept through delivery of a fully integrated, customer-ready solution. He collaboratively developed the company's first prototype and is currently overseeing de-risking phase to establish good governance, ideal timeframes for development, and cost-effective prototype delivery for on-going clinical trials and future delivery to consumers. This involves substantial vendor management. Sumeet has worked to reduce anticipated FDA approval timelines by working with FDA experts through identification of exemptions and predicate pathways. Lastly, Sumeet manages the company's operating budget and external accounting processes. Sumeet currently is not taking a salary to increase the viability of the company, although he will begin to take salary after a successful Regulatory CF round.

Other business experience in the past three years:

- **Employer:** Community Care Physicians, P.C.
  Title: Chief Information Officer & Chief Technology Officer
  Dates of Service: April 01, 2004 - April 15, 2020
  Responsibilities: Sumeet's primary role was Chief Information Officer and Directory of IT. His focus at CCP was the continued implementation of early adopter strategies that have kept the 420-physician multi-specialty group at the forefront of health information technology in the region from$72M to $280M. He drove the successful launch of key patient information and technology systems, including electronic prescribing, the patient portal, image-guided radiation therapy, and telemedicine. He has directed projects that significantly increased CCP's technology infrastructure, including personal computers, applications and network devices, without a corresponding increase in staff and overhead. This led to increased radiology footprint of CCP ImageCare to provide radiological reading services and residency education at the major hospital in the Albany Region. Sumeet has continued to work closely with other organizations in the local area to the benefit of patients across multiple points of care, most recently, in regional multi-organization radiology dictation system. In addition to his CIO duties, Sumeet serves as a Director of Healthcare Information Xchange of New York (HIXNY), the regions health information exchange. He is also a Member of the Health Information and Management Systems Society (HIMSS) and a Member of the College of Healthcare Information Management Executives (CHIME).

Other business experience in the past three years:

- **Employer:** Murarka & Company, Inc.
  Title: Principal Owner

Dates of Service: April 08, 2020 - Present
Responsibilities: Management of consulting operations.

Name: Andrew Jinrui Warburton

Andrew Jinrui Warburton's current primary role is with Icahn School of Medicine at Mount Sinai. Andrew Jinrui Warburton currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Contributor to solvency management and financial record keeping. These responsibilities are also managed by Claudio Serafini & Sumeet Murarka. Andrew does not receive a salary for this position.

- **Position:** Head of VR Development
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Performance of and management of virtual reality examination development, including design, consultant & physician validation, troubleshooting, and initiation of clinical implementation. Andrew does not currently receive a salary for this position.

Other business experience in the past three years:

- **Employer:** Icahn School of Medicine at Mount Sinai
  Title: Medical Student
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Performance of various tasks as a student physician, including but not limited to assisting in patient care and documentation.

Name: Margarita Labkovich

Margarita Labkovich's current primary role is with Icahn School of Medicine at Mount Sinai. Margarita Labkovich currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Clinical Trials
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Recruitment of principal investigators, managers, and technicians for clinical trials, submission of relevant certificates and documentation, provision of data to independent statisticians, and assistance in preparation of manuscripts for academic publications. Margarita does not

currently receive a salary for this position.

- **Position:** Secretary
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Management of record/minutes keeping during meetings, particularly those of the Board. Margarita does not currently receive a salary for this position.

Other business experience in the past three years:

- **Employer:** Icahn School of Medicine at Mount Sinai
  Title: Medical Student
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Performance of various tasks as a student physician, including but not limited to assisting in patient care and documentation.

Other business experience in the past three years:

- **Employer:** Humanity in Action
  Title: Fellow
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Margarita currently supports applicants, screens for interviews, and participates in conferences on behalf of this human rights organization.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,997.76 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for vision testing and patient referrals. Our revenues are therefore dependent upon the market for vision testing across a variety of modalities, including but not limited to

ophthalmology, optometry, urgent care, and primary care practices.

We may never have an operational product or service
It is possible that there may never be an operational vision testing platform or that the product may never be used to engage in patient care. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vision testing platform. Delays or cost overruns in the development of our vision testing platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out and, to the extent the Company undertakes a preferred stock financing after the date hereof, after any preferences negotiated and agree upon with the holders of preferred stock.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company does sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company may fail. Even if we do make a successful offering in the future,

the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
RETINA TECHNOLOGIES, LLC, which converted into RETINA TECHNOLOGIES, INC. on September 17, 2019, was formed on October 19, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, if ever. The Company may reasonably determine that it is never in the best interest of the Company or its stockholders to provided dividends. RETINA TECHNOLOGIES, INC. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because, among other reasons, you believe in the future viability of Company. Further, we have not, to date, turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
We are in the process of licensing certain patent applications and may have own patents in the future which the Company, in each case, might not be able to protect properly. One of the Company's most valuable assets is its access to intellectual property. The Company currently has an executed option agreement with the Mount Sinai Health System for exclusive licensing of a pending patent cooperation treaty non-provisional filing, as well as several design and utility patents that may be filed in the near future. The company owns several trade secrets, has filed for several trademarks, and owns two internet domain addresses. We believe one of the most valuable components of the Company is our intellectual property portfolio, which in the near term is expected to comprise of exclusively licensed intellectual property, but may contain intellectual property belonging to the company in the near future. Due to the value, competitors may misappropriate or violate the rights licensed to or owned by the Company. The Company, on its own or in cooperation with the Mount Sinai Health System, intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation BY THE FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including RESEARCH AND DEVELOPMENT, manufacturing, shipping, accounting, legal work, public relations, AND advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Potential for commercialization delays due to FDA regulation

Some aspects of the company's vision testing platform are subject to review and regulation by the US Food and Drug Administration. Unforeseen delays in the technology review process or requests for more data may slow the production and commercialization of the company's vision testing platform.

Licensing Agreement with the Mount Sinai Health System
The company has an ongoing relationship with the Mount Sinai Health System that includes an executed option agreement, with economic terms, for pursuing a full licensing agreement. The company bears rights to negotiate licensing terms with the Mount Sinai health system that company leadership believes is in the best interests of the company and its shareholders. There is a risk that the company is unable to reach a mutually agreed-upon licensing agreement with the Mount Sinai Health System, which may jeopardize access to intellectual property and clinical testing facilities.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Jinrui Warburton	750,000	Common Stock	16.1

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 457,264 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,108,992 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

The fully diluted shares calculation includes 442,328 shares to be issued pursuant to stock options, reserved but unissued.

The fully diluted shares calculation includes 7,672 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag Along Rights: So long as the Company has not consummated an underwritten public offering, if the holders of a majority of the issued and outstanding Common Stock (collectively, the "Majority Holders") approve in writing a Sale of the Company (as hereinafter defined) to an unaffiliated third party (an "Approved Sale"), (i) the Purchaser will consent to, vote for, and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to, the Approved Sale and (ii) if the Approved Sale is structured as a sale of stock, the Purchaser will sell all of the Shares (or, if the Sale of the Company is not a sale of all of the outstanding equity securities of the Company, the same proportion of the Shares as is being sold by the Majority Holders in the Sale of the Company) on the terms and conditions approved by the Majority Holders. The Purchaser will take all necessary and desirable actions in connection with the consummation of an Approved Sale, including executing the applicable purchase agreements and joining in any indemnification obligations (whether directly to the buyer in such Approved Sale or pursuant to a contribution agreement) on a pro-rata basis, in accordance with the consideration received in the Approved Sale; provided, however, that any representation and warranty or indemnification obligations that relate specifically to a particular holder of equity securities (such as representations and warranties or indemnification therefor given by a holder regarding such holder's title to and ownership of such equity securities) shall be borne solely by such holder; provided, further, that the Purchaser shall not be liable under any indemnity or contribution agreement for more than the amount actually received by such party in such Approved Sale except in connection with claims of fraud by the Purchaser. The obligations of the Purchaser with respect to an Approved Sale are subject to the satisfaction of the condition that upon the consummation of the Approved Sale all of the holders of Common Stock will receive the same form and amount of consideration per share of Common Stock, and if any holder of Common Stock is given an option as to the form and amount of consideration to be received in respect of Common Stock, all holders of Common Stock will be given the same option. The Purchaser acknowledges that his or her proceeds from an Approved Sale may be reduced by the Purchaser's pro-rata share (based upon the consideration received by the Purchaser in such Approved Sale) of transaction expenses related to such Approved Sale. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the terms of this Drag Along, or into which such Shares thereby become convertible, shall immediately be subject to the terms of this Drag Along.

"Sale of the Company" means (A) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, or (B) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity in the same proportions, and with identical rights, preferences, privileges and restrictions, as held by such holders prior to such transaction); or (C) a transaction or series of related transactions in which a party, or a group of related parties, acquires from stockholders of the Company more than fifty percent (50%) of the outstanding voting power of the Company; provided, however that that the following transactions shall not be deemed to be a Sale of the Company: (1) transfers of equity securities to (i) the Company, (ii) to any person in a transaction which, if made by the Purchaser, would be a Permitted Transfer, or (iii) existing stockholders or an affiliate of an existing stockholder, (2) an equity financing transaction intended solely for capital raising purposes or (3) a transaction, the sole purpose of which is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the stockholders immediately prior to such transaction.

Right of First Refusal: In the event that the Purchaser proposes to sell, pledge or otherwise transfer to a third party any of the Shares which are not Restricted Shares (such Shares, the "Non-Restricted Shares"), or any interest in the Non-Restricted Shares, in accordance with the terms of this Agreement, the Company shall have the right to purchase all or any portion of such Non-Restricted Shares, on the terms set forth in this Right of First Refusal. If the Purchaser desires to transfer any Non-Restricted Shares, the Purchaser shall give written notice to the Company (the "Transfer Notice") describing (i) the number of Non-Restricted Shares proposed to be transferred and the proposed transfer price; (ii) the name of each proposed transferee; (iii) the number of Non-Restricted Shares to be transferred to each proposed transferee; (iv) the bona fide cash price or other consideration for which the Purchaser proposes to transfer the Non-Restricted Shares; and (v) that by delivering the Transfer Notice, the Purchaser offers all such Non-Restricted Shares to the Company and/or its assignee(s) pursuant to this Right of First Refusal and on the same terms described in the Transfer Notice.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $258,000.00
Maturity Date: November 11, 2022
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified Financing or Maturity Date

Material Rights

Effect of Sale of the Company; Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of the holders of a majority of the outstanding principal on the Notes ("Prepayment Consent"). Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) or otherwise elects to prepay this Note with the required Prepayment Consent prior to the conversion hereof, the Company shall give the Holder at least ten (10) days prior written notice of the anticipated closing date of such Sale of the Company and the Company will, at the election of the Holder, (i) at the Closing of such Sale, pay the Holder an aggregate amount equal to one and one half times (1.5x) the aggregate amount of principal and interest then outstanding under this Note in full satisfaction of the Company's obligations under this Note or (ii) immediately prior to the closing of such Sale, convert the then-outstanding principal and any accrued and unpaid interest thereon into shares of Common Stock of the Company at a conversion price equal to the Capped Conversion Price.

In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company which election and notice shall not be required in the case of an Event of Default under Section 5(c), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default: (a) The Company shall default in its performance of any covenant under the Agreement or any Note; (b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now and hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or (c) Any involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of what will potentially be a larger company. This increase in number of shares outstanding could result from, among other things, a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $258,000.00
  Use of proceeds: Development of virtual reality examinations, designing of retinal camera, initialization of machine learning pipeline buildout, prototyping of modular headset, consulting, legal & accounting expenses, and salaries.
  Date: November 11, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $465.90
  Number of Securities Sold: 4,658,992
  Use of proceeds: This capital was received as a component of Restricted Stock

Purchase Agreements executed by founders, C-suite members, and advisors after incorporation of the company.
Date: November 23, 2021
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The entity has not commenced principal operations and realized a loss in the most recent year since inception, had negative cashflows from operations, and may continue to generate losses.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, fees for professional services and patents, and research and development expenses. Operating expenses in 2020 increased to $107,000 from $28,000 in 2019 due to increases in research and development activities and personnel costs. The company hired a full-time CEO and CTO in 2021.

Historical results and cash flows:

Research & development was the most cash flow intensive expenses in the past two years. The company's cash needed previously was generated by grants and convertible notes. Future cash acquisitions will result from equity sales and revenues in the near future.

The Company's ability to continue in the next twelve months is dependent upon its ability to obtain financing sufficient to meet current and future obligations.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs over the next three years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 10, 2021, the company currently holds $37K in cash, a debt facility from shareholders totaling $20K, and a line of credit with Chase totalling $15K. This line of credit currently has an outstanding balance of $12K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations, and we have limited funds outside of this campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the company. >90% of the company funds will consist of proceeds from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum will allow the company to operate for 3 months based on current resources. This is based on current operating expenses which are around $10k/month.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum will allow the company to operate for an additional year, excluding additional investments or grants.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company anticipates raising additional future funds through Reg CF raises.

Indebtedness

- **Creditor:** Vendors & Employee Salary
  Amount Owed: $205,000.00
  Interest Rate: 0.0%
  Maturity Date: December 10, 2022

- **Creditor:** Convertible Note Investor 1
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 2
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Note Investor 3
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Note Investor 4
  Amount Owed: $15,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Note Investor 5
  Amount Owed: $15,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 6
  Amount Owed: $10,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 7
  Amount Owed: $10,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 8
  Amount Owed: $10,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 9
  Amount Owed: $26,500.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 10
  Amount Owed: $26,500.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 11
  Amount Owed: $35,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at

maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 12
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

- **Creditor:** Convertible Note Investor 13
  Amount Owed: $10,000.00
  Interest Rate: 7.0%
  Maturity Date: November 11, 2022
  This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Related Party Transactions

- **Name of Entity:** Murarka & Company, Inc.
  Names of 20% owners: Sumeet Murarka (100%)
  Relationship to Company: Officer & Director
  Nature / amount of interest in the transaction: Consulting company for Sumeet Murarka paid in lieu of direct payroll, currently at a rate of $10,000/month.
  Material Terms: None

- **Name of Entity:** Serafini Consulting
  Names of 20% owners: Claudio R. Serafini (100%)
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: Consulting company for Claudio Serafini paid in lieu of direct payroll, currently at a rate of $10,000/month.
  Material Terms: None

Valuation

Pre-Money Valuation: $11,955,041.28

Valuation Details:

Retina Technologies offers a low-cost, modular digital vision testing platform that is embraced by ophthalmologists and optometrist professionals and allows for quick and easy identification of treatable vision problems in patients early on thus having a remarkable impact on the patients, and for many of them saving their eyesight. The company's technology is patent-pending and was founded by 5 medical students at the Icahn School of Medicine at Mount Sinai. The head-mounted digital vision testing system uses unique and interchangeable modules that allow rapid testing of visual function and interfaces with proprietary diagnostic software. This small form factor equipment replaces current equipment that can weigh up to 150 pounds and can cost as much as $150,000. Conversely, the RetTech modular platform is fully portable and has a projected price of $10,000.

Unlike our competitors, RetTech is a proprietary medical device company with a modular vision screening solution based on integrating workflow and data. The product was successfully prototyped and tested in 2020 and the first clinical trial was completed earlier in 2021.

RetTech has assembled a top-tier strategic partner network of angel investors including the team at Mount Sinai and a Harvard business Angels group that invested at a valuation of $3M. Additional angel funding is being arranged with Mount Sinai and now includes New York Eye and Ear Institute (NYEEI). RetTech has also assembled an executive team with a seasoned CEO and CTO to lead the company to its next stages of growth.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation <u>does not take into</u> account any convertible securities and warrants currently outstanding. The Company currently has $258,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company has set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.82 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The minimum investment will be used to support marketing efforts to maximize the amount of cash raised through this Reg CF round.

If we raise the over allotment amount of $1,069,997.76, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  22.0%
  Marketing expenditures will consist of re-investment into advertising and new assets for the completion of the current Regulatory CF raise, as well as preparation for campaign extension to a $5 million raise. Other expenses include executive travel and conference attendance.

- *Company Employment*
  23.7%
  Company employment-related expenditures will consist of part-time salaries for interns and annual salaries for the CEO and CTO.

- *Research & Development*
  40.7%
  Research & development expenditures will consist of programming, engineering, clinical trials, regulatory, and consulting costs. We anticipate most of the expenditures to be allocated towards programming and engineering for expediting of intellectual property development and go-to-market.

- *Operations*
  1.1%
  Operations expenditures will consist of business software licensing costs and legal fees, as company operations are currently spread nationally & internationally and thus reflect R&D expenditures.

- *Working Capital*
  9.0%
  Working capital will serve as a buffer to cover future business expenses outside of current liabilities that do not fall into the above categories.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.retina-technologies.com/ (https://www.retina-technologies.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/retina-tech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Retina Technologies, Inc.

[See attached]

Retina Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Retina Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 7, 2021
Vincenzo Mongio

Retina Technologies, Inc.
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	109,961	8,100
Prepaid Expenses	1,475	-
Total Current Assets	111,436	8,100
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	111,436	8,100
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	13,355	-
Accrued Payroll	1,207	-
Income Tax Payable		2,156
Accrued Interest on Convertible Notes	5,299	
Credit Cards Payable	-	581
Total Current Liabilities	19,861	2,737
Long-term Liabilities		
Convertible Note	155,000	-
Total Long-Term Liabilities	155,000	-
TOTAL LIABILITIES	174,861	2,737
EQUITY		
Additional Paid in Capital	5,018	
Retained Earnings/(Accumulated Deficit)	(68,443)	5,363
Total Equity	(63,425)	5,363
TOTAL LIABILITIES AND EQUITY	111,436	8,100

Retina Technologies, Inc.
Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Personnel	10,555	-
Travel & Entertainment	593	249
Facilities	-	300
Office Administration	7,574	6,362
Bank Fees	430	226
Professional Fees	75,993	20,441
Other	2,862	-
Software	8,220	-
Advertising	737	525
Total Operating Expenses	106,964	28,103
Operating Income (loss)	(106,964)	(28,103)
Other Income		
Grant Income	40,000	35,000
Other	117	622
Total Other Income	40,117	35,622
Other Expense		
Interest Expense	5,299	
Other	1,660	-
Total Other Expense	6,959	-
Provision for Income Tax	-	2,156
Net Income (loss)	(73,806)	5,363

Retina Technologies, Inc.
Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(73,806)	5,363
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	13,355	-
Accrued Payroll	1,207	-
Credit Cards Payable	(581)	581
Equity-based Compensation	5,018	
Accrued Interest	5,299	
Prepaids	(1,475)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	22,823	581
Net Cash provided by (used in) Operating Activities	(50,983)	5,944
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Convertible Notes	155,000	-
Net Cash provided by (used in) Financing Activities	155,000	-
Cash at the beginning of period	8,100	2,156
Net Cash increase (decrease) for period	104,017	5,944
Cash at end of period	112,117	8,100

Retina Technologies, Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	**3,000,000**	-	-	-	-
Net Income (Loss)	-	-	-	5,363	5,363
Ending Balance 12/31/2019	**3,000,000**	-	-	**5,363**	**5,363**
Issuance of Shares	61,224	-	-	-	-
Options Vested	-	-	5,018	-	5,018
Net Income (Loss)	-	-	-	(73,806)	(73,806)
Ending Balance 12/31/2020	**3,061,224**	-	**5,018**	**(68,443)**	**(63,425)**

Retina Technologies, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Retina Technologies, Inc ("the Company") was formed as a Limited Liability Company (LLC) in Delaware on October 19th, 2018, but converted to a C Corporation in Delaware on September 16th, 2019. The Company is developing a portable vision screening platform capable of broadly assessing vision capabilities and retinal abnormalities. When coupled with machine learning, data retrieved from our hardware will allow for refer/non-refer recommendations and will enable non-vision specialists to quantitatively screen patients. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze it's performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	7,672	$ 0.0001
Exercised	-	$ 0.0001
Expired/cancelled	-	
Total options outstanding, December 31, 2020	7,672	$ 0.0001
Options exercisable, December 31, 2020	-	$ 0.0001

	Nonvested Options	Weighted Average Fair Value
Granted	7,672	$ 0.65
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	7,672	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:	**2019**
Income Tax Expense (benefit) at federal statutory rate (21%) for 2019	1,579
State and Local Taxes Net of Federal benefit	577
Income Tax Expense Current (none deferred)	2,156

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into a consulting agreement with entities controlled by the CEO and CTO totaling approximately $20,00 per month effective 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging in 2022. The notes are convertible into shares of the Company's common stock at no discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	155,000
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 3,061,224 shares were issued and outstanding as of 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7, 2021, the date these financial statements were available to be issued.

The Company issued 1,250,000 common shares to Company executives for services

The Company issued 347,768 common shares in exchange for consulting agreements with 3rd parties.

The Company raised an additional $103,000 in convertible notes with terms similar to that mentioned in Note 5.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized a loss in the most recent year since inception, had negative cashflows from operations, and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Retina Technologies

An affordable, digital vision testing platform


Retina Technologies
An affordable, digital vision testing platform

Website | New York, NY | HEALTH TECH

$0.00 raised

0 Investors	$12M Valuation
$2.34 Price per Share	$234.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Retina Technologies is a medical device company that is defining the future of vision care. We developed the OcuVue digital vision screening platform to help eliminate treatable vision loss and blindness by enabling early detection and prevention. OcuVue is a modular headset that harnesses the power of virtual reality, retinal imaging, and machine learning to deliver affordable and comprehensive vision examinations that can be easily performed by any healthcare professional... anywhere. RetTech focuses on providing affordable, accessible vision screening to the global community by harnessing the power of modularity. The company was founded by a group of medical school students who realized that current vision testing practices are inefficient and costly. RetTech seeks to modernize vision screening by drastically improving ease-of-use, affordability, and accessibility through streamlined integration in any healthcare practice. The Company is currently at the pre-revenue, prototype development stage of our modular ophthalmic digital vision testing and screening solution, OcuVue.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Backed by Leading Investors and Professionals:** Raised a total of $333K to date from grants, executives of the company, and investor groups including Harvard Business Alumni Angels, and established strategic partnerships with premier practices, including the Mount Sinai Health System and its ophthalmic branch, the New York Eye and Ear Infirmary.
- **Experienced Team in Developing and Launching Digital Technologies for Enterprise and Healthcare Environments**: OcuVue has been designed with feedback from 100+ healthcare professionals and potential customers. Our platform is being developed by a team with decades of experience in global go-to-market, large healthcare integration and workflows, and vision care.
- **Billion-Dollar Vision Market Ready for Digital Transformation**: The global ophthalmology diagnostic tools market is worth $2.7 billion and growing at a CAGR of 5.4%. The U.S. eye examination market is currently worth more than $5 billion. (Source)

OVERVIEW

A different way of looking at vision care


We are harnessing the power of modular technologies to provide accessible vision screening.

Our goal is to provide global access to low-cost, highly effective tools that are needed to detect vision diseases early. We want to bring primary care and vision specialists closer than they've ever been before through a comprehensive testing and referral platform that can easily integrate into any healthcare system. It takes close relationships with a variety of physician classes and hospital systems to bring this kind of platform together, and we believe this vision is unique to RetTech.

THE PROBLEM

Current vision care is glaringly inaccessible

Vision is one of our most cherished senses. Despite this, millions of Americans do not have access to vision care.. One of the main reasons for this is that the technology needed to screen people's vision is space-consuming and expensive. The cost to properly equip an ophthalmologist or optometrist office can be upwards of $150,000. Moreover, the necessary machines can weigh up to a combined 150 pounds, take up multiple rooms, require a certified technician, and can take over 60 minutes for the full exam. Combined, these problems make it very difficult to start or maintain a vision specialist practice and prohibit primary care from adopting and performing comprehensive vision exams.


0 minutes

Vision screening requires a wide range of tools for a complete exam. Many portable, single-purpose vision testing products exist, but they still require interpretation by a specialist when used by primary care or remotely, and they are not designed to integrate into the workflows of physicians and other vision care specialists. There is currently no end-to-end vision screening platform that is affordable & portable, can assess both functional and anatomical aspects of vision, and can recommend next steps for a patient through machine learning.


240K
New cases of vision loss or blindness each year in the US

THE SOLUTION

Bringing vision care to the modern era


A lightweight, head-mounted digital vision testing platform
• Same size as a commercial VR headset
• Enables rapid testing of eye health with VR and imaging
• Comprehensive eye exam in less than 15 minutes

*OcuVue device shown is a prototype. OcuVue is not yet available on the market.

OcuVue is a lightweight, head-mounted digital vision testing platform that uses unique, interchangeable modules to assess different aspects of a patient's vision. **OcuVue is the same size as a commercial virtual reality headset and enables rapid testing of visual function with a VR module and physical retinal health with a unique, retinal camera module.** This newfound flexibility allows patients to sit comfortably in the same chair and take a comprehensive, functional VR vision exam and non-dilated, automated retinal images in under 15 minutes. OcuVue can be easily integrated into vision specialist or primary care provider workflows so patients can check their vision more readily. As a result of this integration, specialists will be able to see more patients per day, and new reimbursement opportunities will be available for primary care physicians.


Process
1 A physician creates an order for OcuVue tests for each patient
2 An easily trained medial assistant or technician administers a vision test
3 OcuVue algorithms analyze data for abnormalities and provide feedback
4 Referrals are recommended and can be sent immediately to specialists

The process for OcuVue use in a primary care setting is simple. First, a physician creates an order for specific OcuVue tests for each patient, such as VR exams, a retinal image, or both. Then, a medical assistant or technician administers a vision test prior to the physician seeing the patient. RetTech cloud-based machine learning algorithms automatically analyze the data for major abnormalities and provide immediate feedback and a referral recommendation for further specialist review and diagnosis.


Revenue Streams
• Hardware acquisition costs for the vision screening platform
• Recurring fees based on a per-patient usage model

*OcuVue device shown is a prototype. OcuVue is not yet available on the market.

We will generate revenues from a combination of hardware acquisition costs for the vision screening platform and fees associated with implementation and per-patient use in clinical practices. By keeping acquisition costs low for the OcuVue hardware, we create the opportunity for virtually any type of physician or healthcare provider to use our technology, regardless of budget. This blended revenue model allows us to tailor payment plans, be they full acquisition, subscription, lease, or pay-per-use, to meet the healthcare provider's specific needs.

OUR TRACTION

Premier hospitals are taking notice

Our team has developed a suite of VR vision screening tests that are currently in clinical trials at the New York Eye & Ear Infirmary of Mount Sinai in NYC. We have established several institutional review board approvals from Mount Sinai for current and future clinical trials that involve VR test validation, retinal camera prototype testing, and key clinical dataset acquisitions for machine learning training and performance benchmarking. As part of our relationship with Mount Sinai, we will also be working with primary care and ophthalmic physicians to optimize RetTech's workflow integration capabilities into major hospital systems.



*OcuVue device shown is a prototype. OcuVue is not yet available on the market.

We filed a global non-provisional patent for the core technologies underlying the OcuVue modular system in collaboration with Mount Sinai this year. Last May, we delivered our first functional prototype with VR vision testing capabilities. Working with a leading, global optical engineering firm, we designed a miniaturized retinal camera and are ready to begin physical prototyping. Moreover, we also developed machine learning (ML) algorithms for the detection of retinal signs of diabetic retinopathy. Lastly, the platform is designed to leverage new technologies in the future. We have plans to build new modules and expand our ML portfolio to address a variety of other ophthalmic diseases, such as glaucoma and macular degeneration.


$333K
in grants and investments from leading
investors, professionals and executives
of the company received to date

From a business perspective, we have raised $333K to date in grants and investments from leading investors, executives and professionals. We recruited a full-time CEO and CTO in 2020 to ramp up fundraising efforts, secure strategic partnerships, and ensure our technology and product development can be seamlessly integrated into all healthcare environments. We also joined the Newchip family this year as part of their Seed Accelerator to boost our business development.

THE MARKET

A one-of-a-kind digital vision screening platform


$2.7B
Global opthalmology diagnostic tools market


$5.3B
Eye examination market in the United States

We are striving to be one of the first to commercialize a product that takes many of the necessary components of vision testing and combines them into a fully integrated, end-to-end solution with a centralized data structure that is low-cost, modular, and portable. Optometrists and ophthalmologists are excited to finally have a technology that can reduce the space, time, and cost they need to perform basic examinations. Primary care physicians, both in rural and metropolitan areas, can quantitatively and rapidly test their patients' vision with the OcuVue platform., Our technology is so easy-to-use that an assistant can administer these tests while a patient is waiting or getting other vitals taken.


Help us make OcuVue the the next standard in accessible vision screening.

*OcuVue device shown is a prototype. OcuVue is not yet available on the market.

Current vision screening equipment hardware, either table models or handheld, are point solutions that only assess one aspect of vision and still require specialist interpretations, restricting their use in a primary care setting. On the other hand, artificial intelligence technologies are attempting to replace vision specialists by completely automating the data interpretation process and forcing primary care to buy bulky, expensive ophthalmic technologies. There are clearly plenty of reasons the uptake of vision testing technologies has been slow, and we are here to solve them. Primary care was always intended to be the front line in identification of health problems, including those of the eye. Vision specialists are necessary to properly diagnose specific aspects of ophthalmic diseases and propose unique treatment plans for their patients. OcuVue is designed to bring these two classes of physicians closer together to the benefit of the patient.

WHY INVEST

Help us change the way the world looks at vision care

$2.7B

Global opthalmology diagnostic tools market

Vision screening shouldn't be a luxury. RetTech aims to revolutionize and modernize vision screening by making it more affordable and accessible for everyone. We have the technology and experience, to transform this industry and provide affordable care to millions. Join us as we bring low-cost, easy-to-use, comprehensive vision screening to the global community, and invest in Retina Technologies.

January 2019

RetTech joins the NYC Media Lab Accelerator

NYCML provided the RetTech team with its first grant to pursue virtual reality-mediated vision testing.

June 2019

Mount Sinai 4D Pilot Grant

Mount Sinai awarded our medical student team with the 4D Technology Pilot Grant, with the goal of initiating clinical trials for our VR tests and commencing retinal camera development.

November 2019

Ptosis VR Clinical Trials

Physicians at NYEE initiate a non-inferiority trial using our superior visual field VR test to measure the eyelid droop in ptosis patients.

May 2020

Pre-seed Convertible Note Round

Led by Harvard Business Alumni Angels of Greater New York, accompanied by our strategic partners, we raised a total of $258,000 to further development efforts.

January 2021

Full-time CEO & CTO

Our team onboards Randy Serafini and Sumeet Murarka to accelerate product development and medtech incorporation into existing clinical workflows.

April 2021

First PCT with Mount Sinai

Founder team files non-provisional PCT encompassing an intelligent, modular vision testing platform through the Mount Sinai Health System.

April 2021

Newchip Seed Accelerator

Newchip facilitates RetTech business and investor relations refinement and sets the stage for StartEngine onboarding.

June 2021

Full-platform VR trials initiated at NYEE

Physicians at NYEE initiate a non-inferiority trial on founder-developed VR exams that measure several components of visual function.

November 2021

NYEE Investment & Advisorship

NYEE invests into RetTech convertible and signs advisor agreement for future research and clinical initiatives.

January 2022

RetTech Launches on StartEngine

RetTech opens its Reg CF campaign on StartEngine to fund further development of its modular vision testing platform!

Meet Our Team



Claudio R Serafini

Chief Executive Officer

As CEO of RetTech, Randy brings over 40 years of innovating complex, leading edge technology solutions in both high-tech startups and Fortune 500 companies where he has held many senior leadership roles across a range of operational disciplines including marketing, sales, product management, and high-volume operations. Skilled at building high-performance teams, and successfully developing and executing comprehensive go-to-market strategies that target enterprise-class, integrated technology solutions into Fortune 500 and Global 2000 markets at scale, Randy is excited to be leading the team that will change the future of digital vision care.



Sumeet Murarka, MBA

Chief Technology Officer

Sumeet served as Chief Information Officer and Director of Information Technologies at Community Care Physicians, P.C. (CCP) since 2004. He has a broad-based background and expertise in healthcare information technology (HIT) stemming from over 3 decades of experience in healthcare institution-wide systems integration and management consulting services. Sumeet champions a stronger "patient as the consumer" model to minimize duplication of clinical efforts by integrating health information exchange (HIE) systems and methodologies between primary and secondary healthcare providers.



Randal A Serafini, MS

President & Chief Operating Officer

As an MD/PhD candidate at Mount Sinai and aspiring ophthalmologist, Alex sees firsthand the impact of the lack of early detection leading to late-stage vision loss and blindness which could have been treated. Alex is a co-founder and COO of RetTech, and believes OcuVue is poised to be the first digital vision screening technology that brings together primary care and vision specialists in order to reduce the needless loss of vision around the world. Alex graduated with his MS in Neuroscience from Johns Hopkins University with experience in MedTech startups, IP generation, and finance, and manages grant submissions, intellectual property, fundraising, and the cross-functional relationships within Mount Sinai.



Margarita Labkovich

Secretary & Head of Clinical Trials

Margo is responsible for working closely with vision care experts to design and execute IRB-approved validation studies to measure clinical performance of RetTech technology as a screening tool for use in clinical settings compared to existing in-office analogs. As a medical student at Mount Sinai and in her global health missions, she sees the pressing need for the increased early detection of eye disease that would allow for improved access to quality, affordable vision screening. In addition to medical training, she works tirelessly supporting STEM education, medical missions, and volunteer work in underrepresented communities with high medical needs.



Andrew J Warburton

Treasurer & Head of VR Development

Andrew took the lead early on as the Architect and VR Developer of our OcuVue digital vision screening platform where he is helping to transform RetTech's vision into reality. As a co-founder, and fourth-year medical student at Mount Sinai, he had always dreamed of working with like-minded individuals to come up with innovative solutions to solve real-world problems through patient centered technology. Experienced in IP creation and running point on RetTech's patents, he is also currently working in multiple computational research labs looking to improve patient care, surgical outcomes, and reduce unwanted drug-drug interactions across many fields.



Aly AA Valliani

Head of Machine Learning

Aly leads algorithm development, data processing, and analysis. He co-founded Retina Technologies to apply his passion for solving unmet clinical needs at scale through the application of machine learning and novel technologies and is developing novel vision screening and computer vision tools for the automated detection of a range of ophthalmologic conditions. Aly is a medical student at the Icahn School of Medicine at Mount Sinai focused on neuroscience and precision medicine and has previously worked for early-stage healthcare startups applying software solutions to tackle problems in emergency medicine and gastroenterology.



Aashay D Patel

Head of Retinal Imaging

Aashay brings his experience in imaging science, optical engineering, and high-tech startups to Retina Technologies where he takes lead on the development of the HD retinal imaging module and technology pipeline for future applications. As a RetTech co-founder, in his final year as a medical student at Mount Sinai where he is focused on clinical Ophthalmology, he collaborates with the rest of the team to implement and validate machine learning algorithms for automated screening of retinal images. With his BS in Bioengineering, Aashay has co-founded an oral imaging company, interned at medical engineering and VC firms, and worked in research labs including UIUC's Beckman Institute for Advanced Science & Technology and the University of Chicago.



James Tsai, MD

Ophthalmic Medical Advisor

Dr. James Tsai is President of New York Eye and Ear Infirmary of Mount Sinai, the nation's first and longest operating specialty hospital. He also serves as System Chair and Delafield-Rodgers Professor of Ophthalmology at the Icahn School of Medicine at Mount Sinai. Tsai earned his M.D. from Stanford University and M.B.A. at Vanderbilt University. He completed his ophthalmology residency at USC-Doheny Eye Institute and glaucoma fellowships at Bascom Palmer Eye Institute and Moorfields Eye Hospital.



Rebecca Kammer, OD/PhD

Test Design and Clinical Validation Advisor

Dr. Kammer currently serves as the Vice President of Clinical Operations for jCyte, a leading clinical-stage ophthalmic company. Dr. Kammer has experience in both the virtual reality and retinal imaging fields and has provided guidance on the design and development of these components of the OcuVue platform. Dr. Kammer has also assisted with the design of the company's ongoing clinical trials.



Namrata Saroj, OD

Ophthalmic Technologies Mobilization Advisor

Dr. Saroj is an independent consultant with over 20 years of experience focusing on developing new drugs and technologies for advancing ophthalmic care. Prior to this, she led Ophthalmology Medical Affairs as an Executive Director at Regeneron Pharmaceuticals, Inc supporting the commercialization of EYLEA, one of the highest grossing biologic products in this sector. Dr. Saroj currently advises on the development and commercialization strategies for various components of the OcuVue platform.



Deborah McGuinness, PhD

Machine Learning Advisor

Dr. McGuinness is currently the Tetherless World Senior Constellation Chair at the Rensselaer Polytechnic Institute.She is world renowned in semantic technologies and has applied them in a number of areas including machine learning, data harmonization and annotation among others, with over 550 publications and 49,000 citations. Dr. McGuinness advises a number of software-focused companies and is currently providing guidance on data collection, annotation, and algorithm development at Retina Technologies.

Offering Summary

Company	Retina Technologies, Inc.
Corporate Address	50 E 98th St #11C-1, New York, NY 10029
Offering Minimum	$9,998.82
Offering Maximum	$1,069,997.76
Minimum Investment Amount (per investor)	$234.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,273
Maximum Number of Shares Offered	457,264
Price per Share	$2.34
Pre-Money Valuation	$11,955,041.28

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$2,500+

Receive 10% bonus shares

$5,000+

Receive 15% bonus shares

$10,000+

Receive 20% bonus shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Retina Technologies will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.34 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $234. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

Randy:

Every year, the US spends over $27.5 billion on vision loss and eye disorders. Adding to that, more than 240,000 people are diagnosed with advanced vision loss and blindness each year. However, what is most alarming, is that over 80% of these individuals would still have their vision with early detection and available treatments.

Vision care deserts are all around us – even with insurance, many underserved communities can't get access to quick and easy vision exams. This is compounded by health care providers who simply cannot afford the high cost of equipment and training necessary to administer them to the patients in their communities.

Alex:

We saw this firsthand as med students volunteering in the community, and it's what drove us to start Retina Technologies. We wanted to make a difference by fundamentally changing the future of vision screening, and make it globally accessible to everyone. This meant developing an easy-to-use solution, like OcuVue, where affordable vision exams can be administered by virtually any health care provider including primary care physicians. By integrating full vision exams into yearly physicals, we could reach more people, detect abnormalities earlier, and with early treatment, save more people from the ravages of eye disease.

OcuVue was designed to use interchangeable modules to give interactive virtual reality eye exams and High-Definition retinal imaging from a single headset – Integrated machine learning can then provide referral recommendations to assist primary care or other healthcare providers where best to send patients based on test results. OcuVue allows for faster, more rigorous testing to be performed in a primary care setting, while also eliminating dilations and shuffling from one machine or room to the other when being used by a vision specialist… We're saving time, money, and most importantly, vision.

Sumeet: We are developing this game-changing technology from the ground up with the New York Eye and Ear Infirmary of Mount Sinai—the number one ophthalmology group in the state. *We believe this will ensure OcuVue's ability to seamlessly integrate into any physician or healthcare providers' environment whether large, or small.

We believe we are at a critical inflection point in the adoption curve and growth of integrated digital medical devices. To successfully develop and deploy these types of devices require hybrid organizations that have both deep medical expertise and the depth and breadth of developing, deploying, and supporting digital technologies and IT integration. At RetTech, we have over 60 years of combined experience in developing and delivering complex, leading edge technology solutions, and with our relationship with New York Eye and Ear, we have tremendous depth in ophthalmic expertise and experience — To our knowledge, no one is doing what we are.

Dr. Tsai:

“We are in the middle of a revolution in digital healthcare where digital and medical technologies are rapidly merging, in an effort to deliver improved outcomes for more patients. We are very excited to work with Retina Technologies to advance the development of OcuVue, a modular digital vision screening platform with the potential to expand vision diagnostics to new markets. I think the ability to get regular vision screening for early detection would be a big win-win for both doctors and patients.”

Alex:

By developing OcuVue to run in under 15 minutes with a better user experience, at a fraction of the cost and footprint — we’re on a mission to bring together primary care and vision specialists to reduce needless vision loss around the globe.

Join us in making OcuVue the trusted standard for vision screening—from the remotest region to the largest health care enterprise.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.